UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Bell Microproducts Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1941 Ringwood Avenue
Address of Principal Executive Office (Street and Number)

San Jose, CA 95131
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The delay in the filing of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2009 is a result of the Company’s previously announced accounting investigations and the restatement of its consolidated financial statements.  Although the investigations have concluded and the Company has filed its Annual Report on Form 10-K for the year ended December 31, 2008, the work required to prepare the Company’s financial statements for periods subsequent to 2008 is not yet fully complete.  Therefore, the Company is unable to file its report on Form 10-Q for the period ended June 30, 2009 within the prescribed period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William E, Meyer, Executive Vice President & Chief Financial Officer	408	451-9400
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☑

The Quarterly Report on Form 10-Q for the period ended March 31, 2009 has not yet been filed.
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company presently expects to report results of operations for the three and six month periods ended June 30, 2009, as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	(in thousands)
	2009*	2008	2009*	2008
Revenue	$701,932	$936,601	$1,417,535	$1,929,963
Operating income (loss)	$9,337	$1,307	$13,533	$(2,878)
* Preliminary results, subject to change

The expected declines in the Company’s revenue for the three and six month periods ended June 30, 2009, as compared to the same periods in 2008, is primarily attributable to lower demand for computer platforms, disk drives, storage systems and all other products resulting from the global recession.  In addition, the strengthening of the U.S. dollar contributed to the decrease in revenue.  The expected increase in operating income (loss) for the three and six month periods ended June 30, 2009, as compared to the same periods in 2008, is primarily attributable to reductions in (1) selling, general and administrative expenses due to cost cutting measures implemented in late 2008 and early 2009, and (2) professional fees and expenses associated with the restatement of the Company’s historical financial statements, which restatement concluded in December 2008.  The Company is not presently able to estimate net income for the three and six months ended June 30, 2009, because it is finalizing its tax provisions for these periods.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Statements made in this notification that are not historical facts, including statements accompanied by words such as “preliminary,” “expect,” “will,” “believe,” “intend” or similar words are forward-looking statements.  The information presented in this notification related to the Company’s expected results of operations for the three and six month periods ended June 30, 2009 are forward-looking statements.  These forward-looking statements involve risks and uncertainties and the Company cautions you not to place undue reliance on these forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements contained in this notification, including the factors set forth in Bell Microproducts’ filings with the United States Securities and Exchange Commission (available at www.sec.gov), including its Annual Report on Form 10-K for the year ended December 31, 2008, and with other regulatory agencies.  The Company does not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the date of this notification.

Bell Microproducts Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 10, 2009	By:	/s/ William E. Meyer

William E. Meyer Executive Vice President & Chief Financial Officer